Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Let Us Wear It Inc. (LUWI)
148 Randhurst Village Dr Suite 222
Mt Prospect, IL 60056
https://getluwi.com

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Let Us Wear It Inc. (LUWI)
Address: 148 Randhurst Village Dr Suite 222, Mt Prospect, IL 60056
State of Incorporation: DE
Date Incorporated: May 07, 2024

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus:

Friends and Family and prior investors of LUWI are eligible for 10% additional bonus shares.

TTW Reservation Bonus:

Sign up as a Reservation Holder before the raise is live and receive 5% additional bonus shares.

Time-Based Perks:

Super Early Bird 1: Invest $1,000+ within the first 48 hours and receive 10% bonus shares

Super Early Bird 2: Invest $5,000+ within the first 48 hours and receive 15% bonus shares

Early Bird 1: Invest $10,000+ within the first 7 days and receive 20% bonus shares, a LUWI baseball cap & LUWI stickers

Early Bird 2: Invest $25,000+ within the first 2 weeks and receive 25% bonus shares, dinner with the LUWI Founder & Executive Team,** Full LUWI Merch: hoodie, baseball cap, stickers, and socks!

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $2,500+ between July 22nd-24th, 2024, and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between August 19th-August 22nd, 2024, and receive 10% bonus shares

Amount-Based Perks:

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares, a LUWI baseball cap & LUWI stickers.

Tier 3 Perk: Invest $25,000+ and receive 15% bonus shares, a 30- minute zoom call with the Founder, a LUWI baseball cap & LUWI stickers.

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares, dinner with the LUWI Founder & Executive Team,** Full LUWI Merch: hoodie, baseball cap, stickers, and socks!

Tier 5 Perk: Invest $100,000+ and receive 25% bonus shares, dinner with the LUWI Founder & Executive Team,** Full LUWI Merch: (see above), & a LUWI Party for you and 20 of your friends (featuring LUWI Signature Cocktail).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Travel and lodging are not included.

The 10% StartEngine Venture Club Bonus

Let Us Wear It, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the TTW Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

LUWI is an innovative company dedicated to redefining sexual health for women. Though not yet submitted for FDA 510(k) clearance, LUWI's flagship product is a hormone-free, latex-free STI-preventing contraceptive solution, designed specifically for women and other receivers. With a focus on protection and pleasure, LUWI offers an internal liner that is designed to provide a more natural feel and better protection compared to latex condoms. LUWI exists to provide easily accessible OTC protection that gives way to pleasure, ensures health equity, and provides agency and body autonomy for women.

Business Model:

LUWI operates on a B2B2C sales model, targeting bulk sales to colleges, universities, women's health organizations, distributors, the military, online retailers, and more. LUWI has secured Letters of Intent to purchase 1.5 million units from more than 70 college/university campuses and a national distributor.* LUWI has strong relationships with national distributors, leading university health centers, CVS (via university campuses), and we have ongoing discussions with Planned Parenthood. LUWI is fortunate to be supported by seasoned industry veterans and experts from the consumer packaged goods and health and wellness industries.

"'Pre-market interests are not binding letters of intent and there is no guarantee that these will convert into sales at this time.

Corporate Structure:

Let Us Wear It Inc. was initially organized as LUWI LLC, an Illinois limited liability company on May 15, 2022, and assets transferred to a Delaware corporation on May 27, 2024.

The Company's Intellectual Property ('IP'):

The Company has submitted one trademark and is preparing to submit several patents on the IP developed during the design and engineering process. The intention is to file these in the US and internationally.

Competitors and Industry

Industry Analysis:

LUWI is positioned in the sexual health and contraceptive industry, which has traditionally been dominated by male-centric products. Woman-specific options are limited, either requiring a prescription or do not offer both protection from STIs and contraception as well as pleasure. The U.S. condom market was valued at $1.65 billion in 2023 and is growing at a CAGR of 6.1%. Despite the large market, there is a significant lack of women-specific solutions.

Competitors:

The sexual health market is saturated with more than 180 OTC male-centric condom options, which can be desensitizing, constricting, and frequently met with reluctance by men. It's time for a change!

Pending 510(k) clearance, we believe LUWI's unique product offering - a hormone-free, latex-free, ultra-thin internal liner designed for women, and other receivers, which we plan to call the "Finer Liner" - sets LUWI apart by addressing the unmet needs of women and offers unique OTC protection and pleasure.

Current Stage and Roadmap

Current Stage:

LUWI is an early-stage startup seeking FDA 510(k) clearance for its core product. LUWI has raised $830k to date. LUWI has secured Letters of Intent to purchase for 1.5 million units and received strong interest from global distributors and national health organizations.*

*Pre-market interests are not binding letters of intent and there is no guarantee that these will convert into sales at this time.

Road Map:

LUWI plans to secure FDA 510(k) clearance, establish manufacturing capabilities, conduct targeted market launch B2B2C and expand to DTC. LUWI will become a leader in the women's sexual health and wellness space focused on health equity.

Key milestones include:

FDA Clearance: Secure FDA 510(k) Clearance to bring LUWI to market.

Manufacturing set up and production: First 1M units

Market Launch: Launch LUWI targeting college campuses, launch partners, health organizations, and online retailers in the sexual health and wellness space.

Marketing Efforts: LUWI plans to pursue more strategic marketing partnerships, increase digital marketing and while also providing educational and ambassador programs on college campuses.

Product Development: LUWI eventually intends to expand the product line to include additional sexual health solutions that address unmet needs in the market.

The Team

Officers and Directors

Name: Lisa Marie Kinsella

Lisa Marie Kinsella 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Director & Acting Principal Accounting Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: As the founder and CEO, Lisa is responsible for all aspects of the company. She oversees daily operations, strategic planning, and business development. Her role involves leading the company's vision, managing the executive team, and ensuring overall company performance. Lisa will be providing Form C sign-off as the Company's Principal Accounting Officer. Salary: $150,000 annually; Lisa has a 75% ownership stake in LUWI, LLC, which owns 100% of the Company's outstanding securities.

Other business experience in the past three years:

- Employer: Zift Solutions
  Title: Director of Sales

Dates of Service: May, 2019 - January, 2023
Responsibilities: Representing the company to potential customers, solving customer needs, negotiating deals, and driving revenue.

Name: Leslie Marie Gall

Leslie Marie Gall's current primary role is with Aurora Eye Clinic. Leslie Marie Gall currently services 10-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and COO (Part-Time)
  Dates of Service: October, 2022 - Present
  Responsibilities: Leslie manages various aspects of LUWI, including marketing, administration, finance, and operational logistics. Salary: $0 (no current salary). Leslie receives equity compensation from LUWI, LLC.

Other business experience in the past three years:

- Employer: Aurora Eye Clinic
  Title: Managing Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Acquisition strategy and financial management.

Other business experience in the past three years:

- Employer: Exigent
  Title: CMO
  Dates of Service: January, 2022 - October, 2023
  Responsibilities: Growing U.S. sales and positioning company for exit.

Other business experience in the past three years:

- Employer: Kanken Marketing LLC
  Title: President
  Dates of Service: January, 2021 - Present
  Responsibilities: Providing consulting and marketing services to startup and established companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
The company may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if the need to raise more equity capital from the sale of Common Stock, institutional or other investors may cause negotiating terms that may be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
The Company's success will be substantially dependent upon the discretion and judgment of the management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on the current business plan. The company may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another and will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of operations and may not have been reviewed by independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. The Company is currently in the research and development stage and have only manufactured engineering prototypes of the product. Delays or cost overruns in the development of the product and failure of the product to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if the Company sells all the stock it is offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even If it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once the Company meets the target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to it. At that point, investors whose subscription agreements have been accepted will become investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, the Company must file an amendment to the Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The company may not have enough capital as needed and may be required to raise more capital.
The Company anticipates needing access to credit in order to support working capital requirementsfor growth. It may be a difficult environment for obtaining credit on favorable terms. If the Company cannot obtain credit when needed , itcould be forced to raise additional equity capital, modify growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If the Company is unable to find additional investors willing to provide capital, then it is possible that it will choose to cease sales activity. In that case, the only asset remaining to generate a return on your investment could be intellectual property. Even if the Company is not forced to cease sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Some of the future products are in the prototype phase and might never be operational products.
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

The new product could fail to achieve the sales projections expected.
The growth projections are based on the assumption that with an increased advertising and marketing budget, products will be able to gain traction in the marketplace at a faster rate. It is possible that new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The Company may face significant market competition
The Company will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The Company is an early stage company and has limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in the Company, it's because you think that the product is a good idea, that the team will be able to successfully market, and sell the product or service, that the Company can price the products right and sell them to enough people so that the Company will succeed. Further, the Company has never turned a profit and there is no guarantee that it will ever be profitable.

The Company is an early stage company operating in a new industry
The Company operates in a relatively new industry with little competition.. As other companies join the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

The Company has plans to file patents that it might not be able to protect properly
One of the Company's assets will be its intellectual property,the Company's trademarks, copyrights, Internet domain

names, branding, and trade secrets. We believe a valuable component of the Company is the intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The Company's trademarks, copyrights and other soon to be filed intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is possible that the Company's value may be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a potential revenue stream for the Company.

The cost of enforcing trademarks and copyrights could prevent the Company from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of the trademarks or copyrights, it might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of the intellectual property, reducing the ability to enter into sublicenses, and weakening the attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of the Company's key personnel, or failure to attract and retain other highly qualified personnel in the future, could harm the Company.
The Company depends on the ability to attract, retain, and develop highly skilled and qualified employees. As the Company grows, it will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, it may face competition for qualified candidates, and cannot guarantee that it will be successful in recruiting or retaining suitable employees. Additionally, if the Company makes hiring mistakes or fails to develop and train employees adequately, it could have a negative impact on the Company, financial condition, or operating results. The Company may also need to compete with other companies in the industry for highly skilled and qualified employees. If it is unable to attract and retain the right talent, it may impact ability to execute the business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect the ability to hire qualified candidates, and it cannot predict whether it will be able to find the right employees when it needs them. This may impact the value of your investment.

The Company relies on third parties to provide services essential to the success of the Company
The Company relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. The ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have an adverse effect on the Company, financial condition, and operating results. The Company may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. The Company may also be subject to contractual or legal limitations in the ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, The Company may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect the Company, financial condition, and operating results, and as a result, your investment could be adversely impacted by reliance on these third-party vendors and service providers.

The Company has not yet received 510(k) clearance for the sale of its products in the U.S.
Without 510(k) clearance, the Company cannot market or sell the products in the United States. There is no guarantee that the Company will obtain the necessary clearances from the FDA, which could severely impact the ability to generate revenue and achieve profitability. The process of obtaining 510(k) clearance can be time-consuming and costly. Delays in receiving clearance could postpone market entry, adversely affecting the business plan, financial condition, and results of operations. The Company may be required to obtain clinical data of the safety and effectiveness of the products, which is costly and time-consuming. The FDA may require additional information or impose stringent requirements that the Company might not be able to meet. If the products do not receive 510(k) clearance, the Company will be unable to commercialize them, which would materially and adversely affect the business prospects. The FDA may also limit how the products are marketed and promoted, which could materially and adversely affect the business prospects.

Specifications, Quality and Safety of our Product and Service
The product is under development and specifications of the product may change in the marketed version. The Company is required to follow an FDA pre-approved Quality Management System in order to mitigate any quality issues and ensure the specifications of the product. The quality and specifications of a product or service can vary depending on the manufacturer

or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
LUWI, LLC (Lisa Kinsella 75%)	25,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 27,000,000 with a total of 25,000,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of LUWI (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Safes will remain outstanding as their conversion is triggered by a preferred stock financing and the terms of the SAFE are outlined below:

Amount outstanding: $680,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $680,000.00
  Use of proceeds: Startup costs and engineering units.
  Date: June 01, 2024
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 25,000,000
  Use of proceeds: N/A
  Date: May 07, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company has maintained a lean operational approach by leveraging resources with minimal cash outflow. This strategy has allowed the allocation of funds raised towards product development, design, tooling, testing, and pre-market traction.

If the Company raises the maximum offering amount of approximately $1.235 million, it anticipates being able to operate for 16 months with an adjusted burn rate of $75,000/ month . During tis timeframe operating costs will increase to include the completion of key milestones such as FDA Clearance, manufacturing set up and production automation, and market launch targeting colleges, strategic partners, women's health organizations, and online retailers. By continuing to capture pre-market interest which will convert to sales revenue post clearance, maintaining a lean operational approach, and securing additional funds, the Company believes it can extend its operational runway beyond the initial 16 months.

Foreseeable major expenses based on projections:

The major expenses the Company foresees include FDA Clearance and manufacturing set up and production. These expenses are critical for the successful launch and operation of the product in the market.

Future operational challenges:

One of the primary operational challenges the Company anticipates is efficiently scaling manufacturing to keep up with demand if the pre-market interest level is an accurate indicator of future success. This challenge may necessitate additional investment or debt to scale production effectively. Additionally, the Company might need more education and marketing efforts than projected to grow adoption and drive sales to meet revenue targets.

Future challenges related to capital resources:

The Company foresees potential challenges in securing additional funding via investment or debt to scale manufacturing and enhance education and marketing efforts. These steps are essential to grow adoption, drive sales, and hit revenue targets.

Future milestones and events:

Significant future milestones include obtaining FDA Clearance, setting up manufacturing, and launching the product in the market. These events will require substantial financial investment and are expected to significantly impact the Company both financially and operationally. Furthermore, increasing education and marketing efforts will be necessary to grow adoption and drive sales, ensuring sustainable operations beyond the initial 12 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of $205,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to obtain FDA 510(k) clearance, manufacturing, and marketing activities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

LUWI believes the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has to date, 67% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate for 10 months while seeking additional funding to complete milestones. This is based on a current monthly burn rate of $20,000 to complete FDA 510(k) Clearance.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 16 months to complete FDA 510(k), AND file IP, set up manufacturing, production, and go to market. The Company is expecting an increased burn rate, respective to the anticipated new expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future potential investor funding. Terms to be determined based on future timing and need.

Indebtedness

- Creditor: Robert Kinsella
  Amount Owed: $7,000.00
  Interest Rate: 0.0%
  See related party transactions section for additional information.

Related Party Transactions

- Name of Person: Robert Kinsella
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan
  Material Terms: During the year ended December 31st, 2023, the Company had outstanding loans payable to officers in the amount of $27,183. The balance is 7,000 as of June 2024.

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has: (i) zero preferred stock outstanding; (ii) zero options or warrants with a right to acquire shares outstanding; and (iii) zero shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $680,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  23.5%
  We will allocate 25% of the funds raised towards market and consumer research, new product development, market testing, and StartEngine Marketing. This will enable us to stay ahead of industry trends, better understand our customer needs, and innovate our product line to meet these demands effectively.

- Inventory
  30.0%
  We will use 30% of the funds raised to increase our inventory.

- Company Employment
  23.0%
  We will allocate 23% of the funds to hire key personnel essential for our operations and future growth.

- Working Capital
  16.5%
  The remaining 16.5% of the funds will be used as working capital to cover costs associated with our marketing efforts, such asevents and sampling, and general administrative expenses. The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

- StartEngine Service Fees
  1.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://getluwi.com (https://getluwi.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/luwi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Let Us Wear It Inc. (LUWI)

[See attached]

Let Us Wear it, Inc.
(the "Company")
A Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to May 21, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Let Us Wear It, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception to May 21, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Predecessor Entity:
The Company formed Let Us Wear It, Inc. on May 7, 2024 in the State of Delaware. Subsequently, the Company amended its articles of incorporation. and approved a transfer of assets from its predecessor LUWI, LLC to Let Us Wear It, Inc. Let Us Wear It, Inc., will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 12, 2024

LET US WEAR IT, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of May 21 2024
ASSETS	
Current Assets:	
Cash & cash equivalents	-
Other Current Assets	-
Total Current Assets	-
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Due to LUWI, LLC	7,291
Total Current Liabilities	7,291
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	7,291
EQUITY	
Accumulated Deficit	(7,291)
TOTAL EQUITY	(7,291)
TOTAL LIABILITIES AND EQUITY	-

LET US WEAR IT, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statement

	Period Ended May 21, 2024
Revenues	
Sales	-
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	7,291
Total Operating Expenses	**7,291**
Total Loss from Operations	**(7,291)**
Other Expense	
Total Other Income/Expense	**-**
Earnings Before Income Taxes, Depreciation, and Amortization	**(7,291)**
Depreciation Expense	-
Amortization Expense	-
Net Income (Loss)	**(7,291)**

LET US WEAR IT, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Period Ended May 21, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(7,291)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation Expense	-
Amortization Expense	-
Accounts Payable	7,291
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	7,291
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	-
Fixed Assets - net	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

LET US WEAR IT, INC. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Inception	-	-	-	-	-
Issuance of Common Stock	25,000,000			-	-
Additional Paid in Capital	-	-		-	-
Net income (loss)	-	-		(7,291)	(7,291)
Ending balance at May 21, 2024	25,000,000	-	-	(7,291)	(7,291)

LET US WEAR IT, INC.

Notes to the Unaudited Financial Statements
May 21, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Let Us Wear It, Inc. ("the Company") was formed in Delaware on May 7, 2024. The Company subsequently approved an amendment of its articles of incorporation on May 20, 2024 and a transfer of assets from its predecessor entity, LUWI, LLC to Let Us Wear It, Inc. on May 21, 2024. The amended articles of incorporation were filed with the state.

The company is still in the developmental product stage, awaiting FDA 510k Clearance, before it can move forward to the phase of generating revenue. As of such, there are no sales and no customers. The customers will be in the United States. The company plans to earn revenue from e-commerce and retail sales.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of May 21, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by selling STI-preventing contraceptives for women. The product, once cleared by FDA, is intended to sell to universities, distributors, and women's health organizations around the United States.

The Company's primary performance obligation will be the delivery of products. Revenue then will be recognized at the time of shipment, net of estimated returns.

General and Administrative

General and administrative expenses consist of formation and filing costs.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's general and administrative expenses were paid by its predecessor, LUWI, LLC.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 27,000,000 common shares with 0.0001 par value. 25,000,000 shares were issued and outstanding as of May 21, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 21, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 12, 2024, the date these financial statements were available to be issued.

No events require recognition or disclosure.

LUWI, LLC
(the “Company”)
an Illinois Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: LUWI, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Successor Entity:
The Company formed Let Us Wear It, Inc. on May 7, 2024 in the State of Delaware. Subsequently, the Company amended its articles of incorporation for Let Us Wear It, Inc. and approved a transfer of assets from Luwi, LLC to Let Us Wear It, Inc. Let Us Wear It, Inc., will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 12, 2024

LUWI, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:	-	-
Cash and Cash Equivalents	180,534	40,716
Other Current Assets	-	-
Total Current Assets	180,534	40,716
Non-Current Assets:		
Intangible Asset - net	98,754	-
Other Non-Current Assets	-	-
Total Non-Current Assets	98,754	-
TOTAL ASSETS	279,288	40,716
LIABILITIES AND EQUITY		
Current Liabilities:		
Accrued Expenses and Other Payables	381	169
Payroll Tax and Contributions Payable	4,704	-
Shareholder Loans	27,183	27,183
Total Current Liabilities	32,268	27,352
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	32,268	27,352
EQUITY		
Capital Contribution	9,142	9,142
SAFE Note	490,000	100,000
Retained Earnings	(252,122)	(95,777)
TOTAL EQUITY	247,020	13,364
TOTAL LIABILITIES AND EQUITY	279,288	40,716

LUWI, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Net Sales	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative Expense	25,326	11,445
Advertising and Marketing Expense	37,948	7,141
Payroll Expense	54,322	-
Organizational Expense	35,927	-
Research and Development Expense	-	46,415
Total Operating Expenses	**153,523**	**65,001**
Total Loss from Operations	**(153,523)**	**(65,001)**
Other Income/Expense		
Other Income/Expense	-	-
Total Other Income/Expense	-	-
Earnings Before Income Taxes, Depreciation, and Amortization	**(153,523)**	**(65,001)**
Amortization Expense	2,822	-
Net Income (Loss)	**(156,345)**	**(65,001)**

LUWI, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(156,345)	(65,001)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Expenses and Other Payables	213	169
Payroll Tax and Contributions Payable	4,704	-
Amortization Expense	2,822	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	7,739	169
Net Cash provided by (used in) Operating Activities	(148,606)	(64,832)
INVESTING ACTIVITIES	-	-
Intangible Assets	(101,576)	-
Net Cash provided by (used in) Investing Activities	(101,576)	-
FINANCING ACTIVITIES		
Shareholder Loans	-	4,900
SAFE Note	390,000	100,000
Net Cash provided by (used in) Financing Activities	390,000	104,900
Cash at the beginning of period	40,716	649
Net Cash increase (decrease) for period	139,818	40,067
Cash at end of period	180,534	40,716

LUWI, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital			Retained	
	Units	$ Amount	SAFE Note	Earnings (Deficit)	Total Member's Equity
Beginning balance at 1/1/22	1,000	9,142	-	(4,310)	4,832
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
SAFE Note			100,000	-	100,000
Prior Period Adjustment	-	-	-	(26,465)	(26,465)
Net income (loss)	-	-	-	(65,001)	(65,001)
Ending balance at 12/31/22	1,000	9,142	100,000	(95,777)	13,364
Contribution	-	-	-	-	-
Distribution	-	-	390,000	-	390,000
SAFE Note	-	-	-	-	-
Net income (loss)	-	-	-	(156,345)	(156,345)
Ending balance at 12/31/23	1,000	9,142	490,000	(252,122)	247,020

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Luwi, LLC ("the Company") was organized on 4/21/2015 in the state of Illinois. It is developing an STI-preventing contraceptive condom alternative. The company is still in the developmental product stage, awaiting FDA 510k Clearance, before it can move forward to the phase of generating revenue. As of such, there are no sales and no customers. The customers will be in the United States. The company plans to earn revenue from e-commerce and retail sales.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $40,716 and $180,534 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

A summary of the Company's Intangible Assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Research and Development	3	89,496	(2,486)	-	87,010
Website	3	12,081	(336)	-	11,745
Grand Total	-	**101,576**	**(2,822)**	-	**98,754**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by selling STI-preventing contraceptives for women. The product, once cleared by FDA, is intended to sell to universities, distributors, and women's health organizations around the United States.

The Company's primary performance obligation will be the delivery of products. Revenue then will be recognized at the time of shipment, net of estimated returns.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Research and Development Expense

R&D expenses are costs incurred in the development of new products, services, processes, or significant improvements to existing ones. These expenses include: Salaries and wages of researchers and developers, Materials and supplies used in R&D projects, Costs of services performed by others (such as consultants and contract research organizations), Depreciation of equipment used in R&D activities, and Indirect costs that are directly related to R&D activities.

Organizational Expense

ASC 720-15 addresses the costs of start-up activities, including organizational costs. Start-up activities are defined broadly to include one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, or commencing a new operation. According to ASC 720-15, organizational costs should be expensed as incurred. This is because these costs do not have future economic benefits that can be directly linked to specific revenue generation. Organizational Costs include legal fees for drafting incorporation documents, Costs of temporary directors or organizational meetings, Filing fees to the state of incorporation, and Accounting fees related to the organization.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2023, the Company had outstanding loans payable to officers in the amount of $27,183. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no outstanding loans payable as of December 31, 2023 except for shareholder loans as disclosed in Note 3 - Related Party Transaction.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's Capital Structure is below.

Member Name	Initial Capital Contribution	Class A Units	Class B Units	Class C Units	Total Units	Unit Percentage
KL	$0	0	750	0	750	75.00%
MW	$10,000	10	0	0	10	1.00%
BW	$10,000	10	0	0	10	1.00%
AT	$10,000	10	0	0	10	1.00%
JF	$10,000	10	0	0	10	1.00%
RK	$20,000	20	0	0	20	2.00%
TR	$25,000	25	0	0	25	2.50%
FH	$40,000	40	0	0	40	4.00%
SS	$15,000	15	0	0	15	1.50%
LB	$5,000	5	0	0	5	0.50%
MP	$5,000	5	0	0	5	0.50%
Incentive Unit Pool (assumes full issuance)	$0	0	0	100	100	10.00%
TOTALS:	**$150,000**	**150**	**750**	**100**	**1,000**	**100.00%**

Liquidation. In the event of the dissolution of the Company for any reason, the Managers shall commence to wind up the affairs of the Company and to liquidate Company Property. The Members shall continue to share Profits and Losses during the period of liquidation (including unrealized Profits and Losses on distributions in kind measured by the difference between cost and fair market value) in the same proportion as before the dissolution. The Managers shall determine the time, manner and terms of any sale or sales of Company Property pursuant to such liquidation in good faith.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at 85% discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $10.0M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 12, 2024, the date these financial statements were available to be issued.

The Company entered into five SAFE agreements between February and April 2024 with a total amount of $146,000. The terms of the SAFEs are as follows:

Investor	Date	Purchase Amount	Valuation CAP	Discount
DS	2/23/24	$20,000	Not Listed	Not listed
AS	3/11/24	$1,000	Post-Money $10,000,000	Not listed
CS	4/25/24	$25,000	$10,000,000	85%
CPLT	4/29/24	$25,000	Post-Money $10,000,000	Not listed
EGT	5/7/24	$25,000	Post-Money $10,000,000	Not listed
LS / RR	5/29/24	$50,000	Not Listed	Not listed
TOTALS:		**$146,000**		

The Company formed the entity Let Us Wear It, Inc. on May 7, 2024 in the State of Delaware and subsequently approved a transfer of assets from Luwi LLC to Let Us Wear It, Inc. Let Us Wear It, Inc. will conduct a regulation crowdfunding campaign.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

LUWI is taking reservations for a possible, upcoming round. Indicate interest today.

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Where Protection Meets Pleasure

LUWI is an innovative, OTC, hormone-free, latex-free STI-preventing contraceptive product made to be worn on the inside. With $830K raised, 1.5M units in non-binding LOIs, and relationships with 70+ universities, CVS, and Planned Parenthood, we're in the pre-...

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This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.


LUWI
WHERE PROTECTION MEETS PLEASURE

$25,487.92 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED
$25,487.92

INVESTORS
22

REASONS TO INVEST

- In 2023, the U.S. condom market was valued at $1.65B, growing at a CAGR of 6.1%. College health centers purchase condoms in bulk annually, but there is a lack of women-specific solutions.

- LUWI has 1.5M units in pre-market commitment from 70+ university campuses, and ongoing discussions with CVS and Planned Parenthood. LUWI has raised $830K to date and has a pre-market interest pipeline forecasted to total $12M, which we believe showcases strong market interest.*

- LUWI addresses the gap in the saturated male-centric sexual health market with an OTC, hormone-free, latex-free, internal liner we call the "Finer Liner" designed for women (and other receivers).

**Pre-market interest are not binding letters of intent and there is no guarantee that these will convert into sales at this time.*

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Lisa Kinsella • Founder, CEO & Director

Lisa Kinsella, CEO of LUWI, is a seasoned sales executive turned entrepreneur. Her journey began from a personal need for hormone-free contraception options. With a background in tech sales and experiences like commercial fishing in Alaska and reachi...

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Leslie Gall • Director, COO (part-time)

Leslie Gall is an experienced operations executive with over 20 years at Fortune 500 companies, specializing in global marketing, brand repositioning, and digital transformation. She founded Kanken Marketing Group LLC, a firm focused on strategic ...

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Dr. Lauren Streicher, MD • Physician in Residence

Lauren Streicher, MD, is a clinical professor of Obstetrics and Gynecology at Northwestern University, and founding Medical Director of the Northwestern Medicine Center for Sexual Medicine and Menopause. She is a certified menopause practitioner, ...

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**These preorder indications are non-binding, no-deposit, and require no down payment or reservation fee.*

THE PITCH

LUWI: Let Us Wear It

Say hello to a new era of sexual health and wellness! LUWI (pronounced Loo-Wee) is an STI-preventing contraceptive worn on the inside for protection and pleasure. LUWI* is hormone-free, latex-free, and thinner than standard latex condoms, offering a more natural feel and better protection for women and other receivers. LUWI's greater surface area of protection means the Finer Liner also protects the vulva from the transfer of infection via skin-to-skin contact.


SAY HELLO TO LUWI
• Transfers heat, unlike latex
• Thinner than standard latex condoms
• Comfortable, non-constricting
• Protects the vulva
• Odorless, tasteless, colorless
• Designed to fit like a sleek, second skin for the vagina
• No unrolling needed
LATEX-FREE
LUWI
FINER LINER
INTERNAL LINER FOR
CONTRACEPTION AND STI PROTECTION
PROTECTION
MEETS
PLEASURE

**LUWI is not yet FDA-cleared for use in the U.S. and cannot be sold in the U.S. until FDA clearance is completed.*

Why LUWI? Because **IT'S NOT A CONDOM — it's a Finer Liner**. Our innovative product is worn on the inside and ensures women can enjoy an on-demand, over-the-counter (OTC), STI-preventing contraceptive that's affordable, equitable, and pleasure-enhancing.

LUWI is all about:

- **Protection & Pleasure** – Enjoy intimate moments with confidence and comfort, knowing your protection doesn't compromise your pleasure.
- **Health Equity** – We champion health equity, providing easy, OTC access to safety for women and other receivers.
- **Agency & Autonomy** – LUWI invites women to take control of their bodies and sexual health, closing the pleasure gap and promoting agency and body autonomy.

At LUWI, we're closing the pleasure gap with a Finer Liner that invites joy and safety for all.

THE PROBLEM & OUR SOLUTION

Get Intimate With LUWI: Redefining Protection For Women

LUWI is here to solve a pressing issue: condoms just aren't cutting it. Women have been shown to be biologically more susceptible to STIs, for example, they have a 70% higher likelihood of contracting chlamydia compared to men.[1] Further, 48% of unintended pregnancies stem from failed contraception.[2]


THE PROBLEMS WE HEAR ABOUT WITH CONDOMS:
• Tight and constricting
• Contributes to Erectile Dysfunction and Condom Associated Erectile Problems in 62% of men
• Must be erect to use
• Unpleasant smell and taste
• Made only for the penis
• Latex is thick and potentially harmful
• Hospitals have eliminated latex gloves due to related problems

Source

Condoms are a male-centric option that can be desensitizing, constricting, and often met with reluctance by men — with many refusing to wear them. The sexual health market is saturated with more than 180 OTC condom options, leaving women with ZERO easily-accessible, OTC, hormone-free options that offer both protection and pleasure.[3] It’s time for a change!


IT'S NOT A CONDOM.
It's a finer liner
An STI-preventing contraceptive made for women
LATEX-FREE
LUWI
FINER LINER
INTERNAL LINER FOR CONTRACEPTION AND STI PROTECTION
HORMONE FREE — LATEX FREE — HEIGHTENED HEAT & SENSATION — PROTECTS THE VULVA — OTC — EASY TO WEAR — NON-CONSTRICTING

**Please see our FDA disclaimer at the top of our page.*

LUWI is not just a product; it's a revolution in sexual health. Our finer liner is thinner than standard latex condoms, hormone-free, latex-free, OTC, and designed to feel like a second skin. It is designed to transfer heat and sensation, ensuring that protection doesn't come at the cost of pleasure.

LUWI provides an equitable, OTC solution that is designed to invite women and other receivers to take control of their sexual health. We seek to close the pleasure gap and advocate for agency and body autonomy. By maintaining partnerships with national distributors and health organizations, we'll be able to strategically distribute to our target audiences, which can ultimately provide insight into our DTC strategy that follows. With LUWI, protection feels good — because it should.

THE MARKET & OUR TRACTION

Closing the Gender Gap in Sexual Health

Currently, 30 billion condoms are purchased a year worldwide, yet nearly all are designed for men.[4] With over 180 hormone-free OTC options catering exclusively to men, women are left with zero OTC, STI-preventing contraceptives. The market is overflowing with gimmicky products like flavored and glow-in-the-dark condoms, while genuine women-centric solutions OTC are non-existent.


FEMININE HYGIENE MARKET
$41.29B
in 2023
Projected to reach $62.66B by 2030
GLOBAL CONDOM MARKET
$11.2B
in 2021
Projected to reach $21.3B by 2030
U.S. CONDOM MARKET
$1.65B
in 2023
Projected to reach $2.69B by 2030

Source / Source / Source

The demand for innovative sexual health options for women is surging, especially in the wake of the U.S. Supreme Court reversing Roe v. Wade, which has heightened the need for accessible, hormone-free birth control that prevents STIs. With STI rates hitting a record high for the ninth consecutive year, LUWI is stepping in to address this critical gap.[5]

LUWI is targeting a substantial market opportunity, with the global condom market projected to grow from $11.2 billion in 2021 to $21.3 billion by 2030.[6] The U.S. market alone is valued at $1.65 billion in 2023.[7] Additionally, the global feminine hygiene market was valued at $41.29 billion in 2023, growing at a 6.1% CAGR from 2023 to 2030.[8]


1.5M UNITS IN COMMITMENT
STRONG RELATIONSHIPS
• National Distributors
• Leading University Health Centers
• CVS (via stores on University Campuses)
$830K RAISED
LUWI
"A MOVEMENT IS UNDER WAY TO PUT PRODUCTS FOR WOMEN'S SEXUAL HEALTH IN WOMEN'S HANDS"
Strange Bedfellows, Dr. Ina Park
LUWI

**Please see our FDA disclaimer at the top of our page.*

***Pre-market interests/commitments are non-binding letters of intent and there is no guarantee that these will convert into sales at this time.*

We believe LUWI's innovative, hormone-free, latex-free product is poised to capture significant market share by addressing the unmet needs of women. Our B2B2C strategy focuses on selling in bulk to colleges, universities, women's health organizations, distributors, online retailers, and more. We currently have **1.5 million units in commitment** from over **70 college/university campuses** and a **national distributor**. LUWI has **strong relationships with national distributors**, **leading university health centers**, **CVS** (via stores on university campuses), and ongoing discussions with **Planned Parenthood**.

LUWI is fortunate to be supported by seasoned industry veterans and experts from the consumer packaged goods and health and wellness industries. We're working on bringing an on-demand, OTC, STI-preventing contraceptive to life for current and future generations.

WHY INVEST

Leading the Charge in Women's Sexual Health & Protection


READY TO GET IN BED WITH LUWI?
Become a part of the change that brings personal power and protection to women everywhere.
LATEX-FREE
LUWI
FINER LINER
INTERNAL LINER FOR
CONTRACEPTION AND STI PROTECTION

**Please see our FDA disclaimer at the top of our page.*

LUWI exists to create health equity, inspire body autonomy, and provide protection that meets pleasure for women and other receivers. We believe this is an exciting time to invest in LUWI.

We're on the cusp of a revolution in sexual health. We're aiming to secure FDA clearance, launch to market, and be the go-to company for women's sexual health. Our pipeline of future products, strategic relationships in the industry, and a dedicated LUWI ambassador program on college campuses can set us up for potential success as educators and advocates nationwide.

Investing in LUWI is about *more* than developing a physical product. Investing in LUWI is a step forward towards a sexual health and wellness industry that not only includes women's health, pleasure, autonomy, but also prioritizes and celebrates it.

LUWI's existence is synonymous with health equity. Bringing the Finer Liner to life means redefining the narrative around women's sexual health – and it's about damn time.

Let's make pleasure and protection go hand-in-hand. What do you think? Want to get into bed with LUWI?

ABOUT

HEADQUARTERS
148 Randhurst Village Dr Suite 222
Mt Prospect, IL 60056

WEBSITE
View Site

LUWI is an innovative, OTC, hormone-free, latex-free STI-preventing contraceptive product made to be worn on the inside. With $830K raised, 1.5M units in non-binding LOIs, and relationships with 70+ universities, CVS, and Planned Parenthood, we're in the pre-clearance pre-revenue stage of development.*

REWARDS

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$250

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

When you get into a car, you buckle your own seatbelt, right? You don't leave your safety up to chance or in someone else's hands. So why should sex be any different?

LUWI started when I was diagnosed with breast cancer and filed for divorce in the same week. Yeah, tough break. After cancer treatment, I needed a hormone free contraceptive so I could be fully in charge of my safety while I was reclaiming my health. That's when I pivoted from selling software to making soft wear and hey, I got a company out of it.

There are more than 180 over the counter condom brands on shelves for men. Yet there are no over the counter contraceptive STI prevention option designed for women and other receivers. Come on, people. We need to innovate. Who are these companies run by anyway? We believe every woman deserves to be in charge of her health, wellbeing, and pleasure. And that everyone craves something more sensational than a condom. Well, people, LUWI delivers a solution millions have been waiting for. And now is your chance to invest LUWI? Sure. For let us Wear it is not a condom. It's a finer liner.

A second skin made for the inside. It's latex free, hormone free, and 50% thinner than a condom. We engineered LUWI to effectively and discreetly protect against STIs and unintended pregnancy while transferring heat and sensation in ways a condom simply can't. Plus others say it feels better. Much better.

Isn't that what's missing from condoms? With LUWI, anyone engaging in receptive sex can now access an affordable over the counter option that plays well with other forms of protection and pleasure enhancers, and it's about damn time. In fact, a recent study showed a staggering 62% of men ages 18 to 24 won't wear condoms due to condom associated erectile problems. We get it. There are a lot of problems with condoms.

With LUWI, we're starting by targeting the 5,000 colleges and universities that purchase sexual health products in bulk for their student bodies, including planned programs with Yukon, Indiana University, and CU Boulder. Our launch plan includes rolling out at storefronts near college campuses and women's health clinics nationwide, meeting our target customers exactly where they already shop for sexual wellness and self-care products. We've already landed pre-market interest from over 70 universities and a large distributor totaling over a million and a half units. We believe if we can crack just 0.7% of the $1.7 billion US condom market, we'll sell 10 million units in our first year after launch. We went from zero to 70 schools with zero marketing spend.

Imagine what we could do with real resources backing us. We believe we have the best team in the world to be doing this. Our team includes Dr. Lauren Stryker, a leading professor of Obstetrics and Gynecology, and Danielle McWaters, an award-winning branding expert known for her work in women's health and self-care products. Our advisors include Trish Lucas from PepsiCo and Private Equity who has successfully scaled other CPG companies together. We plan to use money raised here to launch manufacturing file patents to protect our IP and complete FDA clearance.

But the beauty of this crowdfunding campaign is you we're inviting you to be a part of our movement to invest in helping us promote women's health equity, body autonomy, and mind-blowing sex. What, like it's hard. LUWI is where protection meets pleasure. It's time to let us wear it. So what do you think?

Wanna get in bed with LUWI? This is no audio, right? It's okay.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

LUWI is taking reservations for a possible, upcoming round. Indicate interest today.

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Where Protection Meets Pleasure

LUWI is an innovative, OTC, hormone-free, latex-free STI-preventing contraceptive product made to be worn on the inside. With $830K raised, 1.5M units in non-binding LOIs, and relationships with 70+ universities, CVS, and Planned Parenthood, we're in the pre-clearance pre-revenue stage of development.*

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This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



LUWI

$4,981.46 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED $4,981.46

INVESTORS 9

REASONS TO INVEST

- In 2023, the U.S. condom market was valued at $1.65B, growing at a CAGR of 6.1%. College health centers purchase condoms in bulk annually, but there is a lack of women-specific solutions.
- LUWI has 1.5M units in pre-market commitment from 70+ university campuses, and ongoing discussions with CVS and Planned Parenthood. LUWI has raised $830K to date and has a pre-market interest pipeline forecasted to total $12M, which we believe showcases strong market interest.*
- LUWI addresses the gap in the saturated male-centric sexual health market with an OTC, hormone-free, latex-free, internal liner we call the "Finer Liner" designed for women (and other receivers).

**Pre-market interest are not binding letters of intent and there is no guarantee that these will convert into sales at this time.*

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy

TEAM



Lisa Marie Kinsella • Founder, CEO & Director
Lisa Kinsella, CEO of LUWI, is a seasoned sales executive turned entrepreneur. Her journey began from a personal need for hormone-free contraception options. With a background in tech sales and experiences like commercial fishing in Alaska and reachi...
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Leslie Marie Gall • Director, COO (part-time)
Leslie Gall is an experienced operations executive with over 20 years at Fortune 500 companies, specializing in global marketing, brand repositioning, and digital transformation. She founded Kanken Marketing Group LLC, a firm focused on strategic ...
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Jeff Garlow • Head of Sales
Jeff Garlow is a seasoned professional with over 24 years of experience in the sexual healthcare industry, specializing in retail and public sector sales.
Jeff has held various leadership roles in the healthcare sector, consistently exceeding ...
Read More

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ABOUT

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Mt Prospect, IL 60056

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LUWI is an innovative, OTC, hormone-free, latex-free STI-preventing contraceptive product made to be worn on the inside. With $830K raised, 1.5M units in non-binding LOIs, and relationships with 70+ universities, CVS, and Planned Parenthood, we're in the pre-clearance pre-revenue stage of development.*

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into LUWI.

$250

TTW Reservation Bonus:

Sign up as a Reservation Holder before the raise is live and receive 5% additional bonus shares.

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